UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM N-17f-2                                        OMB
Approval
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Certificate of Accounting of Securities and  OMB Number:
3235-0360
Similar Investments in the Custody           Expires:
March 31, 2021
of Management Investment Companies           Estimate average
burden hours
                                               per response .
.. . . . 2.00

Pursuant to Rule 17f-2 [17 CFR 270.17f-2]    -----------------
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1. Investment Company Act File Number:        Date examination
completed:

811-06569	                                  March 31, 2019

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2. State Identification Number:

AL             AK             AZ             AR             CA
CO
CT             DE             DC             FL             GA
HI
ID             IL             IN             IA             KS
KY
LA             ME             MD             MA             MI
MN
MS             MO             MT             NE             NV
NH
NJ             NM             NY             NC             ND
OH
OK             OR             PA             RI             SC
SD
TN             TX             UT             VT             VA
WA
WV             WI             WY             PUERTO RICO
Other (specify):

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3. Exact name of investment company as specified in registration statement:

Ivy Funds
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4. Address of principal executive office
(number,street,city,state,zip code):

6300 Lamar Avenue, Overland Park, KS 66201

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September 12, 2019
United States Securities and Exchange Commission
Office of Applications and Report Services
450 Fifth Street
N.W. Washington, DC 20549

Dear Sirs:
Enclosed is a copy of Form N-17f-2, along with our related report, dated August 21, 2019, on our examination of the investment portfolio of the Ivy Managed International
Opportunities Fund, one of the series of Ivy Funds, as of the close of business on March 31, 2019.
Very truly yours,


Samuel J. Mulliner
Partner



INDEPENDENT ACCOUNTANTS' REPORT
To the Board of Trustees of Ivy Funds:
We have examined management's assertion, included in the
accompanying Management Statement Regarding Compliance with
Certain Provisions of the Investment Company Act of 1940, that
Ivy Managed International Opportunities Fund (the "Fund"), one
of the series comprising Ivy Funds, maintains certain of its securities in uncertificated shares of mutual funds affiliated with the Fund and are held with Waddell & Reed Services
Company (WRSCO), a registered transfer agent under Section 17A of the Securities Exchange Act of 1934 (the "specified
requirements"), as of March 31, 2019. The Fund's management is responsible for its assertion. Our responsibility is to
express an opinion on management's assertion about the Fund's compliance with the specified requirements based on our
examination.
Our examination was conducted in accordance with attestation standards established by the American Institute of Certified
Public Accountants. Those standards require that we plan and perform the examination to obtain reasonable assurance about whether management's assertion about compliance with the
specified requirements is fairly stated, in all material
respects. An examination involves performing procedures to
obtain evidence about management's assertion. The nature,
timing, and extent of the procedures selected depend on our
judgement, including an assessment of the risks of material
misstatement of management's assertion, whether due to fraud or error. Included among our procedures were the following
tests performed as of March 31, 2019, and with respect to
agreement of security purchases and sales, for the period from
November 30, 2018 (the date of our last examination) through
March 31, 2019:
*	Confirmation of all securities held by WRSCO, in book entry
form
*	Reconciliation of all such securities to the books and records of the Fund and WRSCO
*	Agreement of 10 security purchases and 10 security sales from the books and records of the Fund to the book-entry system of WRSCO and the cash records of the custodian.
We believe that the evidence we obtained is sufficient and appropriate to provide a reasonable basis for our opinion.
Our examination does not provide a legal determination on the Fund's compliance with specified requirements.
In our opinion, management's assertion that the Fund maintains certain of its securities in uncertificated shares of mutual funds affiliated with the Fund and are held with Waddell &
Reed Services Company as of March 31, 2019, with respect to securities reflected in the investment account of the Fund, is fairly stated, in all material respects.
This report is intended solely for the information and use of management and the Board of Trustees of Ivy Funds and the U.S.
Securities and Exchange Commission and is not intended to be, and should not be, used by anyone other than the specified parties.

Kansas City, Missouri
August 21, 2019


Management Statement Regarding Compliance with Certain Provisions of the Investment Company Act of 1940
The Ivy Managed International Opportunities Fund (the "Fund"), one of the series comprising Ivy Funds, is organized as a fund of funds with uncertificated shares recorded within the books and records of the investment adviser's affiliated transfer agent. As such, the Fund is applying requirements set forth in the Franklin Investors Securities Trust No Action Letter (dated September 24, 1992) ("No Action Letter") in lieu of strict compliance with subsections (b) and (c) of Rule 17f-2, "Custody of Investments by Registered Management Investment Companies," of the Investment Company Act of 1940. The Fund has agreed to treat Waddell & Reed Services Company ("WRSCO") as a limited purpose securities depository for purpose of holding these uncertificated shares. The Fund buys and sells shares of underlying Ivy Funds ("Ivy Funds").
We are responsible for establishing and maintaining effective internal controls over applying the requirements set forth in the No Action Letter. Based on this evaluation, we assert that the Fund maintained the uncertificated shares of Ivy Funds with WRSCO, a registered transfer agent under Section 17A of the Securities Exchange Act of 1934, as of March 31, 2019, and for the period from November 30, 2018 through March 31, 2019, with respect to securities reflected in the investment accounts of the Fund.

Ivy Funds

By:
/s/ Philip J. Sanders
Philip J. Sanders, President

By:
/s/ Joseph W. Kauten
Joseph W. Kauten, Treasurer